Christopher Bruno

Chief Executive Officer & President

RSE Markets, Inc., the ultimate parent of

RSE Innovation, LLC

T 413-822-9740

chris@rallyrd.com

46 Howard Street, Suite 215

New York, NY 10013

201-564-0493

December 2, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: RSE Innovation, LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 13 to Form 1-A

Filed October 31, 2024

File No. 024-11612

Ladies and Gentlemen:

This letter is being submitted by RSE Innovation, LLC (the “Company”) in response to the comment letter dated November 26, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 13 to its Offering Statement on Form 1-A (File No. 024-11612) publicly filed with the Commission on October 31, 2024 (the “Offering Statement”).  This letter (this “Response Letter”) contains the Company’s responses to the Comment Letter. The Company has amended the Offering Statement and is filing Post-Qualification Amendment No. 14 to the Offering Statement (“PQA No. 14”) together with this Response Letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response.  Unless otherwise defined herein, capitalized terms used in this Response Letter and not otherwise defined are used with the meanings assigned to such terms in PQA No. 14.

Securities and Exchange Commission

December 2, 2024

Post-Qualification Amendment No. 13 Filed October 31, 2024

Cover Page

1.We note that your definition of Asset Class includes “collectible items, including collectible automobiles, memorabilia, alcohol and digital assets.” Please tell us what category Series #STEGO belongs in and revise the definition of Asset Class, if appropriate.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company views the Underlying Asset of Series #STEGO as a collectible item. Additionally, the Company has revised the definition of the Asset Class to more precisely reflect the scope of the Asset Class as currently constituted.

Offering Summary, page 5

2.We note your statement in the risk factor on page 45 that “any profits generated ... from issuing additional Interests in Underlying Assets on the Platform will be for the benefit of the Manager and Rally Holdings (e.g. more Sourcing Fees).” Please revise here to clarify whether the maximum Sourcing Fee for each applicable Series includes any profits generated from issuing additional Interests.

Response:  The maximum Sourcing Fee for each Series is not increased by the Company’s receipt of any proceeds from issuing additional Interests in a particular Series through a follow-on offering.  Instead, this disclosure is intended to identify a potential conflict of interest that may arise if the Manager is incentivized to launch Offerings of new Series in order to receive additional Sourcing Fees in respect of such new Series Offerings rather than to monetize Underlying Assets owned by Series whose Offerings have been completed.  The Company has revised the disclosure at page 44 accordingly.

The Company expects that any proceeds generated by a follow-on offering for a particular Series would be used to fund operating expenses of such Series.  If any proceeds from a follow-on offering were intended to be applied to the maximum Sourcing Fee, the Company would provide appropriate disclosure to this effect in the initial Offering Circular for the Series Offering in question.  The Company has added disclosure on pages 9, 11, and 90 indicating that the Manager is not entitled to additional Sourcing Fee amounts in respect of any follow-on Offering of Interests in a Series unless otherwise indicated in the “Use of Proceeds” section for the initial Offering for such Series.

3.We note your description of the Success Fee. Please revise to provide the definition of “Capital Proceeds,” which we note is defined in your Operating Agreement.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 12 to provide the definition of “Capital Proceeds” in the Offering Circular.

Securities and Exchange Commission

December 2, 2024

“There is currently no active trading market…”, page 14

4.Your disclosure indicates that the Manager does not ever intend to permit secondary trading in Series #STEGO and investors in this series will have no opportunity for liquidity in their investment until the Underlying Asset is sold. Please explain whether investors in this series will be permitted to effectuate secondary transfer of their interests in some other manner not involving the PPEX ATS. Your disclosure elsewhere of the reasons for which the Manager may refuse a transfer by an Interest Holder (ex: a change of U.S. federal income tax treatment) suggest that transfers in Series #STEGO would be permissible provided they do not trigger any of the specified reasons; however your disclosure here suggests that Series #STEGO interests holders are never permitted to transfer their interests. Please clarify throughout, and to the extent any transfers of interests in Series #STEGO are not permitted, please explain how this is consistent with your Operating Agreement. Also revise to indicate in general the procedures an interest holder must follow to initiate and effect a secondary transfer of the series interest.

Response:  Investors in Series #STEGO will have the opportunity, in accordance with the terms of the Operating Agreement, to request that the Manager consent to proposed transfers of Interests in Series #STEGO, which transfers are subject to the Manager’s consent pursuant to Section 4.2(a) of the Operating Agreement.  However, the treatment of Series #STEGO as a partnership for U.S. federal income tax purposes would be jeopardized if Interests in the Series were to become “readily tradable on a secondary market or the substantial equivalent thereof,” in which case the Company believes that this Series would be taxable as a publicly traded partnership subject to an additional Series-level income tax.  Therefore, the Company does not intend to make the Interests in Series #STEGO available for trading on the PPEX ATS, and the Manager intends to carefully evaluate all proposed transfers of such Interests and to grant its consent only where such transfers would not cause Series #STEGO’s Interests to be considered “readily tradable” under applicable Treasury regulations.

The Company has revised the disclosure in this risk factor and throughout to clarify its intention to carefully review any potential transfers of Interests in Series #STEGO (or other future Series also taxed as a partnership) to ensure that the Series maintains its U.S. federal income tax treatment as a partnership.  This review process is consistent with the Manager’s broad discretion under Section 4.2(a) of the Operating Agreement to withhold consent to any proposed transfer of Interests and with the specific prohibition provided in Section 4.2(b) on transfers that would, among other things, subject a Series to any tax to which it would not otherwise be subject.

Additionally, the Company has added disclosure on page 94, under “Description of the Interests Offered – Transfer Restrictions,” to describe the process that Investors may follow to request Manager consent to a secondary transfer of Series Interests other than through the PPEX ATS.  The process for effectuating secondary transfers on the PPEX ATS is described under “Description of the Business – Liquidity Platform.”

Securities and Exchange Commission

December 2, 2024

“We rely on data from past auction sales and insurance data…”, page 27

5.We note references to “formatting and packaging of an item” “materials” “counterfeit card[s] or a piece of memorabilia.” Please revise the examples in this section to reflect the types of Underlying Assets that you have issued or plan to issue, which currently includes domain names, a celebrity's childhood home, and a nearly complete dinosaur skeleton. Please make the same changes to other risk factors that reference trading cards, baseball cards, football jerseys, and competitors such as eBay or Amazon. Additionally, we note references to digital piracy that as it relates to Related Assets and industrial piracy that seem similarly inapplicable to your current Asset Class. In addition, we note other risk factors which discuss the value of the “Asset Class” and that PPEX will be used to create a market to more accurately value the asset. Such risk factors do not appear applicable to Series #STEGO. Please revise as appropriate.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised disclosures in the Risk Factors section and throughout PQA No. 14 to apply more narrowly to the Asset Class of the Company as currently constituted.  These revisions include the rewording of certain risk factors and the removal of others that, though hypothetically applicable to Underlying Assets that the Company may acquire in the future, are not applicable to the current Asset Class (e.g., risk factors relating to digital or industrial piracy).  Further, the Company has removed references to improvements in the accuracy of Underlying Asset valuations, as the Company has observed that secondary trading markets of Interests do not routinely correlate with prices for Underlying Assets (or comparable assets) obtained at auction.  The Company will update the Risk Factor section in future Offering Circulars to reflect the then-current Asset Class.

“Your limited voting rights in the Company will vary over time…”, page 39

6.We note your statement that “it will be difficult for Interest Holders to determine their level of voting power at any point in time.” Please disclose how you plan to keep track of elections to become a Vote Limited Record Holder and any sales by your Manager or its affiliates to non-affiliates and such non-affiliates' elections regarding voting power. Please elaborate on any measures that Interest Holders may take in order to determine their level of voting power (ex: statements made by you directly to investors, investors' ability to contact the company directly, or otherwise).

Response:  The Company has added disclosure to this risk factor and to the “Description of Interest Offered – Voting Rights” section on page 93, noting that the Transfer Agent keeps records concerning the number of Vote Limited Record Holders of each Series and the Vote Limit applicable thereto.  Upon a transfer of Interests by a Vote Limited Record Holder, the Transfer Agent and the Manager will analyze such transfer to determine whether the transferee is an affiliate of the transferring Vote Limited Record Holder and, in turn, whether the Vote Limit applies to the transferee or not.  In order to clarify the process by which Interest Holders may submit the irrevocable election to become Vote Limited Record Holders, the Company has amended and restated the Operating Agreement to prescribe the form that such election should take.  See

Securities and Exchange Commission

December 2, 2024

Exhibit A to the Company’s Third Amended and Restated Limited Liability Company Agreement filed as Exhibit 2.2 to PQA No. 14.

The Company has also revised the “Principal Interest Holders” section to present information concerning the total number of Vote Limited Record Holders of each Series.  This section will be updated on a semiannual basis in the Company’s Form 1-K and 1-SA filings and enable Interest Holders to determine their own level of voting power.  Additionally, Interest Holders may also contact the Company at hello@rally.com to request information concerning Vote Limited Record Holders of a Series, in which case the Manager will evaluate the request and, to the extent consistent with applicable law, provide responsive information to the requesting Interest Holder.

Business of the Company, page 57

7.We note the following statements in this section. Please revise to elaborate or revise as noted below:

•“... we expect that the operations of the Company, including the issuance of additional Series of Interests and their acquisition of additional assets, will benefit Investors by enabling each Series to benefit from economies of scale.” Please elaborate on such economies of scale here (as you do on page 16), and revise to specifically acknowledge how such economies of scale may be achieved with a varied Asset Class.

•“[t]he Company aspires to offer ... unique and enjoyable experiences that enhance the utility value of investing in the Asset Class.” Please elaborate on the experiences you provide, please clarify whether you have provided any experiences to date, and describe how such experiences enhance the utility value of investing in the Asset Class.

Response:  The Company has revised the disclosure on pages 56–57 and throughout PQA No. 14 to more clearly explain how economies of scale may or may not apply to the Asset Class, including by indicating that certain economies of scale may be derived from the number of assets owned by affiliates of the Company whose Underlying Assets may be covered by blanket arrangements relating to storage or insurance for assets owned by the Company and its affiliates, RSE Collection, LLC and RSE Archive, LLC.  The Company has also added disclosure to pages 19, 30–31, and 56–57 indicating that certain unique Underlying Assets, such as that for Series #MANTLE319, may not benefit from economies of scale until a large enough number of similar Underlying Assets have been acquired by the Company or its affiliates.

Similarly, the Company advises the Staff that it has not yet held any experiences involving the Underlying Assets, and therefore the Company has removed references to such experiences from PQA No. 14.  The Company will provide appropriate updated disclosure if and when such experiences are arranged.

Securities and Exchange Commission

December 2, 2024

8.We note your statement that “[t]he Company has not taken any steps to generate Contractual Revenues from the usage of the Underlying Asset of any Series, but the Company may choose to pursue any of the above channels, or any other channels, in the future.” However, based on disclosure in your Form 1-SA for the semi-annual period ended June 30, 2024 filed on September 20, 2024, it appears that at least three of your Series are generating revenue. Please revise for consistency.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 57 of PQA No. 14 to indicate that certain Series have generated Contractual Revenues through a domain parking arrangement.

Description of the Business

Overview, Page 57

9.We note your statement that “a global, multi-billion-dollar industry, is characterized by: (i) a very small number of participants who have the financial means to acquire, enjoy and derive financial gains from the highest quality and value of Innovation Assets, and (ii) a very large number of Asset Class enthusiasts who have equivalent knowledge and passion for the assets, but no current mechanism to benefit financially from or enjoy certain benefits of ownership of the Asset Class in the highest value segment.” We note that the Asset Class consists of a range of items, including automobiles, memorabilia, alcohol, and digital assets. Please revise to quantify the “very small number of participants” and the “very large number of Asset Class enthusiasts” or revise to state that this is management's belief.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 56 of PQA No. 14 to reflect that these characterizations of the Asset Class represent management’s belief.

10.We note your statement that “[a]n owner interested in selling its Underlying Asset will benefit from greater liquidity, significantly lower transaction costs and overhead, and a higher degree of transparency as compared to traditional methods of transacting in the Underlying Asset.” Please revise to explain how this statement applies to series such as Series #STEGO, as you note that the Manager does not intend ever to permit secondary trading in such interests. In addition, provide a source or revise to clarify that this is management's belief.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure was not intended to reference liquidity with respect to secondary trading of Interests but rather the ability of asset owners to access a new pool of potential buyers of their asset in the first place (i.e., a Series of the Company purchasing an asset through proceeds received from an offering conducted under Regulation A).  For clarity, the Company has revised the disclosure on page 56 to remove the references to “greater liquidity” and to indicate that the statement reflects management’s belief.

Securities and Exchange Commission

December 2, 2024

11.Please revise to provide a organizational chart that illustrates the ownership and management structure of the Company, RSE Innovation Manager, LLC, Rally Holdings, RSE Markets, the Advisory Board, RSE Archive, LLC and RSE Collection, LLC so that investors can better understand your structure, conflicts of interest, and your strategy in overlapping asset classes.

Response:  An organizational chart illustrating the ownership and management structure of the Company and the affiliates referenced above has been provided on page 5 of PQA No. 14.

Asset Liquidity, page 68

12.Please revise here and elsewhere as appropriate throughout the filing to indicate that certain series, such as Series #STEGO, will not have any liquidity by means of secondary trading on PPEX ATS. The disclosure as currently presented suggests that Series #STEGO may have a secondary trading market on PPEX ATS.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 67 and throughout PQA No. 14 in order to clearly indicate the limitations on secondary trading of Interests in certain Series of the Company, including Series #STEGO. Reference is also made to the response to the Staff’s Comment No. 4 above, containing a description of the limits on secondary trading applicable to Series taxed as partnerships, such as Series #STEGO.

Principal Interest Holders, page 87

13.Footnote 1 indicates that certain interest holders have irrevocably elected to limit their voting rights, and the table does not include any information about such holders. Please indicate whether such “Vote Limited Record Holders” retain any voting rights, and, if so, specify such rights. If any of such holders retain any voting rights, please supplementally explain how you determined that the series interests held by such holders are not considered voting securities.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the 10% Interest Holders table in the “Principal Interest Holders” section to present information without accounting for any Vote Limits, such that any Interest Holder, including any Vote Limited Record Holder, owning more than 10% of the Interests of a particular Series will be appear in the table.  The details of any Vote Limit applicable to such Vote Limited Record Holders will be disclosed in footnotes to the table in order to permit Interest Holders to ascertain with greater accuracy their actual voting power with respect to a given Series.  Reference is made to the response to Comment No. 6 above for further discussion of the “Principal Interest Holders” section.

The Company advises the Staff that, as indicated in the Form of Vote Limit Election attached as Exhibit A to the Operating Agreement, as amended, Vote Limited Record Holders do not retain any voting rights with respect to Series Interests owned in excess of the applicable Vote Limit.  Nonetheless, without conceding that any of the Series Interests are “voting securities” as

Securities and Exchange Commission

December 2, 2024

that term is used under the Securities Act of 1933, as amended, the Company discloses information concerning security holders who beneficially own more than 10% of the Interests of any individual Series of the Company in its offering statements in accordance with the Staff’s prior request.

Description of Series #STEGO, page B-8

14.Please revise to disclose the material terms of the Option to Purchase Agreement entered into with Wyoming Dinosaur Discovery, LLC, GeoDecor, Inc., Tom Lindgren and Alan J. Ginsberg. As examples, please disclose certain of the terms listed in Schedule A to the Asset Purchase Agreement, including the prepayments, authentication requirements, and process if the option is not exercised during the exercise period. Please also include the asset bone map included as Exhibit C. Disclose whether and, if so, how you will update potential investors as to the progress of the excavation, professional preparation, and mounting. We note in this regard your risk factor on page 39 indicating that there is no guarantee as to the final results of the excavation process and many steps in the process could damage the Underlying Asset. Indicate whether potential purchasers who submit a subscription agreement prior to closing will be able to withdraw their subscription if there is a material change in the condition of the asset during the excavation, preparation or mounting process.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has added disclosure regarding the material terms of the Option to Purchase to the “Description of Series #STEGO” section of PQA No. 14.  In addition, the bone map attached to the Option to Purchase has been added to this section.

Further, the Company has disclosed on page B-8 of PQA No. 14 that any material changes in the nature or status of the Underlying Asset of Series #STEGO will be communicated to Investors and the form in which such updates may be made, including offering circular supplements for substantive changes occurring before the Offering has closed that do not fundamentally change the information in the Offering Statement, and further post-qualification amendments for fundamental changes occurring during such time period.  Following the Closing of the Offering, the Company expects to provide disclosure on material developments concerning the excavation, professional preparation, and mounting of the Underlying Asset in compliance with its ongoing reporting obligations under Regulation A and may also provide updates to Investors in Series #STEGO through email or Platform-based communications.

Finally, the Company has added disclosure on page B-8 indicating that subscriptions to purchase Interests in Series #STEGO, like subscriptions to purchase Interests in any Series of the Company, are irrevocable except as otherwise required by law.  The Company has also added risk factor disclosure relating to the irrevocability of subscriptions to pages 36 and 38 of PQA No. 14.

Securities and Exchange Commission

December 2, 2024

General

15.You disclose on page 88 that it is anticipated that SRAM will own more than ten percent of the voting interests in #STEGO upon completion of the offering, and your Use of Proceeds table on page B-6 indicates that you will issue $10,499,981 in series interests to the Asset Seller as part of the total consideration. Given that the minimum amount required for closing is $11,000,000, please tell us, and disclose as appropriate, if closing of the offering is essentially assured. Please include related risk factor disclosure as well as concentration of ownership, as applicable.

Response:  Although the Company anticipates that SRAM will own more than ten percent of the Series Interests of Series #STEGO, no agreement relating to the purchase of such Interests has been negotiated or executed.  Therefore, the Company does not believe that the Closing of the Offering is essentially assured and likewise does not believe disclosure to that effect is necessary.  The Company has, however, added risk factor disclosure relating to the concentration of ownership of Series #STEGO to pages 39–40 of PQA No. 14.

The statement indicating that SRAM is anticipated to own more than ten percent of the voting Interests in Series #STEGO was included in the “Interest of Management and Others in Certain Transactions” section only to explain why information about SRAM was included in such section after we had removed SRAM from the “Principal Interest Holders” table.  In light of the restoration of SRAM’s position in Series #MANTLE319 to this table, the Company has removed the statement regarding SRAM’s anticipated holdings in Series #STEGO in the “Interest of Management and Others in Certain Transactions” section to avoid confusion.  The potential for SRAM to hold a significant portion of the Interests in Series #STEGO is still reflected in the above-mentioned risk factor disclosure added to pages 39–40.

Exhibit Index, page III-1

16.Exhibit 13.1 includes a footnote stating that your “testing the waters” materials were previously filed on August 20, 2021, and the hyperlink links to a generic page with the text “COMING SOON.” We note that the prior post-qualification amendments for RSE Innovation contain the same footnote and hyperlink. Please advise, and revise to file any testing the waters materials required to be filed by Item 17 of Form 1-A.

Response:  The generic “COMING SOON” page was originally attached to the Offering Statement to reflect the form of “testing the waters” materials.  The Company has removed the generic materials from the Exhibit Index, as this document was not distributed in connection with the Offering of Interests in Series #STEGO.

The Company respectfully advises the Staff that, beginning on November 14, 2024, the Company made available certain “testing the waters” materials relating to the Series #STEGO Offering, which materials are filed as Exhibit 13.1 to PQA No. 14.

Securities and Exchange Commission

December 2, 2024

If you have any questions or comments regarding this Response Letter, please call the undersigned at 413-822-9740.  Thank you very much for your attention to this matter

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

Chief Executive Officer & President, RSE Markets, Inc.

cc:Maximilian Niederste-Ostholt, RSE Innovation, LLC

Timothy W. Gregg, Esq., Maynard Nexsen PC